Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,
India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

September 27, 2022

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY-EQ)

BSE Limited (Scrip Code: 500124)

Dear Sirs,

Sub: Intimation under Regulation 30 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 - Schedule of Analyst / Institutional Investor Meetings

This is to inform you that the Company’s management will be participating in the following investor group discussions:

Date	Organized by	Location
28-Sep-2022	Goldman Sachs (India) Securities	Hyderabad, India
29-Sep-2022	Jefferies LLC	Chicago, USA

Please note that the schedule of the aforesaid meetings is subject to change due to any exigencies on the part of investors / Company.

This is for your information.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

/s/ K Randhir Singh
K Randhir Singh
Company Secretary & Compliance Officer

CC:-	New York Stock Exchange Inc.(Stock Code :RDY)
NSE IFSC Ltd